OFFICIAL USE

24007837

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
April 23, 2024
REGISTRATIONS BRANCH

4. A. Full name of the financial institution: Commerce Bank - Capital Markets Group (Reg. *086-00021) 04

   B. Address of principal office of financial institution:

   1000 Walnut Street, 3rd Floor
   Address
   Kansas City | MO | 64106
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address
   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   P.O. Box 419248, KCCMG
   Address
   Kansas City | MO | 64141-6248
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Thomas Darin Harmon	Head of Commercial Tradable Products	314-746-8583

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
8000 Forsyth Blvd.	St. Louis	MO	63105	Trading and Sales Activities
811 Main St.	Kansas City	MO	64106	Back Office/Operations Functions (i.e. Customer records retention)
8001 Forsyth Blvd.	St. Louis	MO	63105	Supervisory Principal on site (no trading or sales)

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Harmon / Thomas / Darin	Head of Commercial Tradable Products

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Kimberly, Anne Bao
Name (First, Middle, Last)

Manager, Investment Compliance
Title

Kimberly Bao
Signature

04/11/2024
Date